UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. ______)*

                            USA Waste Services, Inc.
              ___________________________________________________
                              (Name of Issuer)


                                 Common Stock
       _______________________________________________________________
                        (Title of Class of Securities)

                                    90291710
                    ____________________________________________
                                  (CUSIP Number)

                John G. Rangos, Sr.               (412) 244-6115
                10700 Frankstown Road
                Pittsburgh, Pennsylvania
                ___________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    June 30, 1995
                                    _____________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement _x_.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities

       2 of 14

Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
       3 of 14

                                 SCHEDULE 13D

              90291710
CUSIP No. ___________________


1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                John G. Rangos, Sr.
                ###-##-####
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) _x__
                                 (b) ___


3               SEC USE ONLY


4               SOURCE OF FUNDS*
                OO

5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       _x__


6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

                              7    SOLE VOTING POWER
                                   7,733,911
  NUMBER OF SHARES            8    SHARED VOTING POWER
                                   -0-
BENEFICIALLY OWNED BY         9    SOLE DISPOSITIVE POWER
                                   7,733,911
EACH REPORTING PERSON WITH    10   SHARED DISPOSITIVE POWER
                                   -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,733,911

12        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                       ___


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.2%

14        TYPE OF REPORTING PERSON*
          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

       4 of 14
                                SCHEDULE 13D

             90291710
CUSIP No. ___________________

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John G. Rangos, Jr.
          ###-##-####
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) _x__
                                                              (b) ___


3         SEC USE ONLY


4         SOURCE OF FUNDS*
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 ___


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                              7    SOLE VOTING POWER
                                   841,120
  NUMBER OF SHARES            8    SHARED VOTING POWER
                                   1,210,008
BENEFICIALLY OWNED BY         9    SOLE DISPOSITIVE POWER
                                   841,120
EACH REPORTING PERSON WITH    10   SHARED DISPOSITIVE POWER
                                   1,210,008

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,051,128

12        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                       ___


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.0%

14        TYPE OF REPORTING PERSON*
          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

       5 of 14
                                SCHEDULE 13D

              90291710
CUSIP No. ___________________

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Alexander W. Rangos
          ###-##-####
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) _x__
                                                              (b) ___


3         SEC USE ONLY


4         SOURCE OF FUNDS*
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 ___


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                              7    SOLE VOTING POWER
                                   812,121
  NUMBER OF SHARES            8    SHARED VOTING POWER
                                   1,210,008
BENEFICIALLY OWNED BY         9    SOLE DISPOSITIVE POWER
                                   812,121
EACH REPORTING PERSON WITH    10   SHARED DISPOSITIVE POWER
                                   1,210,008

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,022,129

12        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                       ___


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.0%

14        TYPE OF REPORTING PERSON*
          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

       6 of 14
                                SCHEDULE 13D

              90291710
CUSIP No. ___________________

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John Rangos Development Corporation, Inc.
          25-1682342
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) _x__
                                                              (b) ___


3         SEC USE ONLY


4         SOURCE OF FUNDS*
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 ___


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                              7    SOLE VOTING POWER
                                   1,210,008
  NUMBER OF SHARES            8    SHARED VOTING POWER
                                   -0-
BENEFICIALLY OWNED BY         9    SOLE DISPOSITIVE POWER
                                   1,210,008
EACH REPORTING PERSON WITH    10   SHARED DISPOSITIVE POWER
                                   -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,210,008

12        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                       ___


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.4%

14        TYPE OF REPORTING PERSON*
          CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

       7 of 14

Item 1.  Security and Issuer.

                The class of securities to which this statement relates is shares of common stock, par value U.S. $.01 (the "Company Shares") of USA Waste Services, Inc., an Delaware corporation ("USA Waste"), whose principal executive office is located at 5000 Quorum Drive, Suite 300, Dallas, Texas 75240.

Item 2.  Identity and Background.

                This statement relates to the ownership of Company Shares by John G. Rangos, Sr., John G. Rangos, Jr., Alexander W. Rangos and John Rangos Development Corporation, Inc. John G. Rangos, Jr. and Alexander W. Rangos are the sons of John G. Rangos, Sr. and together control and are the sole officers and directors of John Rangos Development Corporation, Inc. John G. Rangos, Sr., John G. Rangos, Jr., Alexander W. Rangos, and John Rangos Development Corporation, Inc. constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the acquisition of Company Shares.

John G. Rangos, Sr.:
____________________

                (a)      John G. Rangos, Sr.

                (b) His business address is 10700 Frankstown Road, Pittsburgh, Pennsylvania.

                (c) John G. Rangos, Sr. was CEO and Chairman of Chambers Development Company, Inc., a Delaware corporation ("Chambers"), whose address is 10700 Frankstown Road, Pittsburgh, Pennsylvania prior to June 30, 1995. Currently John G. Rangos, Sr. is Vice Chairman of USA Waste, whose address is 5000 Quorum Drive, Suite 300, Dallas, Texas.

                (d) John G. Rangos, Sr. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) John G. Rangos, Sr. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than an Order Instituting Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Cease and Desist Order, dated May 9, 1995, in which the Securities Exchange Commission accepted the offer of settlement by John G. Rangos, Sr. in a matter that involved violations of Chambers of the reporting, internal controls and recordkeeping provisions of the Exchange Act in which Chambers issued false financial statements in its Forms 10-K and 10-Q filed with the Securities and Exchange Commission from at least May 1989 through November 1991.

                (f)      John G. Rangos, Sr. is a citizen of the United
States.

       8 of 14

John G. Rangos, Jr.:
____________________

                (a)      John G. Rangos, Jr.

                (b) His business address is 10700 Frankstown Road, Pittsburgh, Pennsylvania.

                (c) John G. Rangos, Jr. was Vice Chairman-Secretary of Chambers, whose address is 10700 Frankstown Road, Pittsburgh, Pennsylvania prior to June 30, 1995. Currently John G. Rangos, Jr. is president of John Rangos Development Corporation, Inc. and a consultant to USA Waste.

                (d) John G. Rangos, Jr. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) John G. Rangos, Jr. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)      John G. Rangos, Jr. is a citizen of the United
States.

Alexander W. Rangos:
____________________

                (a)      Alexander W. Rangos

                (b) His business address is 10700 Frankstown Road, Pittsburgh, Pennsylvania.

                (c) Alexander W. Rangos was President and COO of Chambers, whose address is 10700 Frankstown Road, Pittsburgh, Pennsylvania prior to June 30, 1995. Currently Alexander W. Rangos is Executive Vice President - Corporate Development of USA Waste, whose address is whose address is 5000 Quorum Drive, Suite 300, Dallas, Texas.

                (d) Alexander W. Rangos has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) Alexander W. Rangos has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)      Alexander W. Rangos is a citizen of the United
States.


       9 of 14

John Rangos Development Corporation, Inc.:
__________________________________________

                (a) John Rangos Development Corporation, Inc. is a corporation incorporated in the State of Pennsylvania. It is the parent company of Associates International, Inc., a company that deals in fine arts. Its principal office is 10700 Frankstown Road, Pittsburgh,
Pennsylvania.

                (d) John Rangos Development Corporation, Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) John Rangos Development Corporation has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                In addition, the sole directors of John Rangos Development Corporation, Inc. are John G. Rangos and Alexander W. Rangos who each control 45% of the corporation. John G. Rangos is the president and Alexander W. Rangos is the treasurer and secretary of John Rangos Development Corporation, Inc. Information regarding John G. Rangos and Alexander W. Rangos has been provided above.

Item 3.  Source and Amount of Funds and Other Consideration

                Pursuant to an Amended and Restated Agreement and Plan of Merger dated as of November 28, 1994 (the "Merger Agreement") the Rangos Family Members and John Rangos Development Corporation, Inc. received their Company Shares pursuant to the merger of Chambers and Chambers Acquisition Corporation, a wholly-owned subsidiary of USA Waste (the "Merger"). At the closing under the Merger Agreement, each share of Chamber's common stock, par value $.50 per share, and Class A common stock, par value $.50 per share, was converted into the right to receive .41667 of a Company Share.

                Prior to the Merger, John G. Rangos, Sr. had sole voting and dispositive power of 8,963,120 shares of Class A common stock of Chambers and 9,598,120 shares of common stock of Chambers, which were converted into 7,733,911 Company Shares pursuant to the Merger. John G. Rangos, Jr. had sole voting and dispositive power of 678,940 shares of Class A common stock of Chambers and 1,194,040 shares of common stock of Chambers, which were converted into 780,413 Company Shares pursuant to the Merger. Alexander W. Rangos had sole voting and dispositive power of 589,340 shares of Class A common stock of Chambers and 1,214,040 shares of common stock of Chambers, which were converted into 751,414 Company Shares pursuant to the Merger. John Rangos Development Corporation, Inc. owned of record 1,452,000 shares of Class A common stock of Chambers and 1,452,000 shares of common stock of Chambers, which were converted into 1,210,008 Company Shares pursuant to the Merger Agreement.



       10 of 14

                In addition, John G. Rangos, Jr. also received options to acquire an aggregate of 60,707 Company Shares and Alexander W. Rangos received options to acquire an aggregate of 60,707 Company Shares in exchange for options that each of them held in Chambers.

Item 4.  Purpose of the Transaction.

                The Rangos Family Members and John Rangos Development Corporation, Inc. acquired the Company Shares pursuant to the Merger. The Rangos Family Members and John Rangos Development Corporation, Inc. acquired their stock in USA Waste as an investment and to exercise influence over USA Waste to the extent their ownership of the Company Shares permit them to exercise influence. Pursuant to the Shareholders Agreement executed in connection with the Merger Agreement (see Item 6 below), John G. Rangos, Sr. and Alexander W. Rangos, at the effective time of the Merger, became directors of USA Waste.

                Depending on market conditions and other factors, each of the Rangos Family Members and John Rangos Development Corporation, Inc. may either purchase additional Company Shares from time to time in the open market or in private transactions or at some future time, subject to their obligations under their respective Affiliate Agreements (see Item 6 below), sell all of some of their Company Shares.

                Except as described above, the Rangos Family Members and John Rangos Development Corporation, Inc. have no plans or proposals that would result in:

                (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                (e) any material change in the present capitalization or dividend policy of the issuer;

                (f) any other material change in the issuer's business or corporate structure;

                (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;




       11 of 14

                (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                (j) any action similar to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer.

John G. Rangos, Sr.
___________________

                (a) John G. Rangos, Sr. beneficially owns 7,733,911 Company Shares representing 15.2% of the Company Shares.

                (b) John G. Rangos, Sr. has the sole power to vote and direct the disposition of 7,733,911 Company Shares. He does not share power to vote any Company Shares.

                (c) Other than as described above, John G. Rangos, Sr. has not engaged in any transactions in Company Shares in the past 60 days.

                (d) No person other than John G. Rangos, Sr. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company Shares reported as owned by him in this statement.

                (e)      Not applicable.

John G. Rangos, Jr.
___________________

                (a) John G. Rangos, Jr. beneficially owns 2,051,128 Company Shares (which includes the 780,413 Company Shares that he holds directly, the 60,707 Company Shares in which he owns an option, and the 1,210,008 Company Shares owned by John Rangos Development Corporation, Inc.) representing 4.0% of the Company Shares.

                (b) John G. Rangos, Jr. has the sole power to vote and direct the disposition of 841,120 Company Shares. He has the shared power to vote the 1,210,008 Company Shares owned by John Rangos Development Corporation, Inc.

                (c) Other than as described above, John G. Rangos, Jr. has not engaged in any transactions in Company Shares in the past 60 days.

                (d) No person other than John G. Rangos, Jr. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company Shares reported as owned by him in this statement.

       12 of 14
                (e)      Not applicable.

Alexander Rangos
________________

                (a) Alexander W. Rangos beneficially owns 2,022,129 Company Shares (which includes the 751,414 Company Shares that he holds directly, the 60,707 Company Shares in which he owns an option, and the 1,210,008 Company Shares owned by John Rangos Development Corporation, Inc.) representing 4.0% of the Company Shares.

                (b) Alexander W. Rangos has the sole power to vote and direct the disposition of 812,121 Company Shares. He has the shared power to vote the 1,210,008 Company Shares owned by John Rangos Development Corporation, Inc.

                (c) Other than as described above, Alexander W. Rangos has not engaged in any transactions in Company Shares in the past 60 days.

                (d) No person other than Alexander W. Rangos has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company Shares reported as owned by him in this statement.

                (e)      Not applicable.

John Rangos Development Corporation, Inc.
_________________________________________

                (a) John Rangos Development Corporation, Inc. owns of record 1,210,008 Company Shares representing 2.4% of the Company Shares.

                (b) John Rangos, Jr. and Alexander W. Rangos shares the power to vote and direct the disposition of 1,210,008 Company Shares.

                (c) Other than as described above, the John Rangos Development Corporation, Inc. has not engaged in any transactions in Company Shares in the past 60 days.

                (d) No person other than John Rangos Development Corporation, Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company Shares reported as owned by it in this statement.

                (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                In connection with the Merger, John G. Rangos, Sr., John G. Rangos, Jr., Alexander W. Rangos and John Rangos Development Corporation, Inc. have each entered into separate Affiliate Agreements dated June 27, 1995 with USA Waste as set forth in Exhibits 1, 2, 3 and 4, which prohibit each of them from offering to sell, selling or otherwise disposing of any Company Shares issued pursuant to the Merger Agreement, except pursuant to an effective registration statement or in compliance with Rule 145 under the

       13 of 14

 Securities Act or in a transaction which, in the opinion of legal counsel satisfactory of USA Waste, is exempt from the registration requirements of the Securities Act and, in any case, until after the results covering 30 days of post-merger combined operations of USA Waste and Chambers have been filed with the SEC, sent to stockholders of USA Waste or otherwise publicly issued.

                In addition, John G. Rangos, Sr., John G. Rangos, Jr. and Alexander W. Rangos have entered into a Shareholders Agreement dated June 30, 1995 among USA Waste, Donald F. Moorehead, Jr., John E. Drury ("Donald
F. Moorehead, Jr. and John E. Drury are referred to collectively herein as the "Company Stockholders") and the John Rangos Development Corporation, Inc., as set forth in Exhibit 5 (the "Shareholders Agreement"). The Shareholders Agreement provides that USA Waste and the Company Stockholders will use their best efforts to (1) include at all times two persons on the board of directors of USA Waste who are designated by the Rangos Family Members, (2) establish and maintain an Executive Committee of the Board of Directors consisting of five directors, two of whom are designed by the Rangos Family Members. Finally, the Shareholders Agreement provides that USA Waste and the Company Stockholders agree to use their best efforts to cause USA Waste to amend its bylaws to provide that USA Waste will not take certain actions unless such action has been approved by the affirmative vote of at least 2/3 of the member of the Board of Directors. The term of the Shareholders Agreement will continue until such time as the aggregate number of shares of Company Shares beneficially held by the Rangos Family Members is less than 5% of the issued and outstanding shares of Company Shares.

Item 7.  Material to be Filed as Exhibits.

                1. Exhibit 1 - Affiliate Agreement dated June 27, 1995 between John Rangos, Sr. and USA Waste.

                2. Exhibit 2 - Affiliate Agreement dated June 27, 1995 between John Rangos, Jr. and USA Waste.

                3. Exhibit 3 - Affiliate Agreement dated June 27, 1995 between Alexander W. Rangos and USA Waste.

                4. Exhibit 4 - Affiliate Agreement dated June 27, 1995 between John Rangos Development Corporation, Inc. and USA Waste.

                5. Exhibit 5 - Shareholders Agreement dated June 30, 1995 among the Rangos Family Members, USA Waste, Donald F. Moorehead, Jr., John E. Drury and the John Rangos Development Corporation, Inc.,

       14 of 14


                            Signature
                            _________

                After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


July 10, 1995

                                      /s/ John G. Rangos, Sr.
                                  ___________________________________
                                  John G. Rangos, Sr.


                                    /s/ John G. Rangos, Jr.
                                  ___________________________________
                                  John G. Rangos, Jr.


                                   /s/ Alexander W. Rangos
                                  ___________________________________
                                  Alexander W. Rangos



                                  JOHN RANGOS DEVELOPMENT CORPORATION, INC.


                                            /s/ John G. Rangos, Jr.
                                  BY:_______________________________
                                  Name:  John G. Rangos, Jr.
                                  Title:  President